Exhibit 99.1

Sapiens Reports 16.7% Year-Over-Year Increase in

Quarterly Revenue to $40.4 Million

Non-GAAP Quarterly Operating Profit Increased by 22.6% Year-Over-Year;

Company Expects Full-Year Revenues to be at the High-End of the Guidance

Holon, Israel, November 12, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announced today its financial results for the third quarter ended September 30, 2014.

Third Quarter Highlights:

•	Non-GAAP revenue of $40.4 million, up 16.7% compared to $34.6 million in the third quarter of 2013

•	Non-GAAP operating profit was $4.4 million compared to $3.6 million in the third quarter of 2013, an increase of 22.6%.

•	Non-GAAP net income attributable to Sapiens' shareholders totaled $4.1 million or $0.08 per diluted share compared to $4.1 million, or $0.10 per share in the third quarter last year. Net income this quarter was same as last year due to one-time tax saving in the third quarter of 2013.

•	Cash, cash equivalents and securities investments as of September 30, 2014 was $78.4 million, with no debt.

Year-to-Date Financial Highlights:

•	Non-GAAP revenue increased by 16.6% to $115.7 million from $99.2 million in the same period of 2013.

•	Non-GAAP operating profit was $12.1 million compared to $10.3 million in the first nine months of 2013, an increase of 17.2%.

•	Non-GAAP net income attributable to Sapiens' shareholders reached $11.1 million, compared to $10.3 million in the year ago period, an increase of 7.8%.

Roni Al-Dor, President and CEO of Sapiens, commented: "Sapiens continues to deliver strong revenue growth, improved profitability, and cash flow, we remain optimistic about our ability to continue our growth in the near-term and long-term future. The enhancements we completed in our software offerings has broadened our addressable market, in terms of customer lines of business.

We have been investing in sales and marketing, especially in our key geographies, North America and Europe, and these investments are producing accelerated growth and sustained profitability, bolstering our confidence for 2015. Our pipeline of opportunities continues to expand, and we now believe our revenue will come in at the high end of our guidance of $154 to $158 million for the full-year, and we look forward to building on this success in the coming year.”

Quarterly Results Conference Call

Sapiens management will host its earnings conference call today, November 12th, 2014 at 9:00 am EDT, 4:00 pm Israel, to discuss the results. To participate in the call, please dial in to the following numbers: United States + 1.866.860.9642; International: +972.3. 918.0650; UK: 0.800.051.8913.

The live webcast of the call will also be accessible on Sapiens Website at: http://www.sapiens.com/webcasts-presentations.htm

An online replay will also be available approximately two hours following the call, the replay will be accessible until November 19th, 2014, and may be accessed by dialing:

United States: +1.888.269.0005; International: +972.3.925.5928

A recorded version of the webcast will also be available via the Company website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP revenue, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Sapiens shareholders, Non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net Profit, adjusted for stock-based compensation expense, depreciation and amortization, capitalized internal-use software development costs, Amortization of internal-use software development costs interest expense, provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business. The Company uses Adjusted EBITDA as a measurement of its operating performance because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflect an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting its business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, and retirement markets, as well as business decision management software. We have a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. Our team of about 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Forward Looking Statement

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact:

Yaffa Cohen-Ifrah

Vice President Corporate Marketing and Communications

Sapiens International

US Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

Summary of Non-GAAP financial Information

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	40,398	34,613	115,677	99,185
Gross profit	16,392	13,868	46,715	40,936
Operating profit	4,403	3,592	12,056	10,291
Net income attributable to Sapiens' shareholders	4,084	4,076	11,060	10,259
Adjusted EBITDA	4,796	3,848	13,233	11,081
Basic earnings per share	0.09	0.10	0.24	0.26
Diluted earnings per share	0.08	0.10	0.23	0.25

Revenues by category

U.S. dollars in thousands

	Three months ended September 30, 2014		Nine months ended September 30, 2014
	Revenues	Percentage	Revenues	Percentage

License	2,875	7.1%	10,765	9.3%
Services and Maintenance	37,523	92.9%	104,912	90.7%
Total	40,398	100.0%	115,677	100.0%

Revenues by geographic breakdown

U.S. dollars in thousands

	Three months ended September 30, 2014		Nine months ended September 30, 2014
	Revenues	Percentage	Revenues	Percentage

North America	13,404	33.2%	36,025	31.1%
Europe	22,247	55.1%	69,014	59.7%
APAC	4,747	11.7%	10,638	9.2%
Total	40,398	100%	115,677	100%

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	40,398	34,613	115,677	99,185
Cost of revenue	25,460	22,076	73,364	62,279

Gross profit	14,938	12,537	42,313	36,906

Operating Expenses:
Research and development, net	2,856	2,900	8,600	9,078
Selling, marketing, general and administrative	8,283	6,521	23,357	19,270
Total operating expenses	11,139	9,421	31,957	28,348

Operating income	3,799	3,116	10,356	8,558

Financial income, net	(93)	(2)	(150)	(308)
Taxes and other expenses, net	80	227	542	654

Net income	3,812	2,891	9,964	8,212

Attributable to non-controlling interest	100	18	125	29

Net income attributable to Sapiens' shareholders	3,712	2,873	9,839	8,183

Basic earnings per share	0.08	0.07	0.21	0.21

Diluted earnings per share	0.08	0.07	0.20	0.20

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	47,607	39,302	46,841	39,043
Diluted earnings per share	49,006	41,729	48,235	41,297

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		ine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Non-GAAP revenue	40,398	34,613	115,677	99,185

GAAP gross profit	14,938	12,537	42,313	36,906
Amortization of capitalized software	1,226	1,108	3,732	3,370
Amortization of other intangible assets	228	223	670	660
Non-GAAP gross profit	16,392	13,868	46,715	40,936

GAAP operating income	3,799	3,116	10,356	8,558
Gross profit adjustments	1,454	1,331	4,402	4,030
Capitalization of software development	(1,451)	(1,398)	(4,538)	(3,936)
Amortization of other intangible assets	319	298	995	940
Stock-based compensation	282	245	841	699
Non-GAAP operating income	4,403	3,592	12,056	10,291

GAAP net income attributable to Sapiens' shareholders	3,712	2,873	9,839	8,183
Operating income adjustments	604	476	1,700	1,733
Other	(232)	727	(479)	343
Non-GAAP net income attributable to Sapiens' shareholders	4,084	4,076	11,060	10,259

Non-GAAP basic earnings per share	0.09	0.10	0.24	0.26

Non-GAAP diluted earnings per share	0.08	0.10	0.23	0.25

Shares used in computing US NON GAAP basic earnings per share (in thousands)	47,607	39,302	46,841	39,043
Shares used in computing US NON GAAP diluted earnings per share (in thousands)	49,006	41,729	48,235	41,297

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	September 30,	December 31,
	2014	2013
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	45,125	70,313
Trade receivables, net	26,401	23,669
Other receivables and prepaid expenses	4,101	4,126
Deferred Taxes	1,863	2,420

Total current assets	77,490	100,528

LONG-TERM ASSETS:
Marketable Securities	33,272	-
Property and equipment, net	5,269	5,263
Severance pay fund	10,917	11,228
Other intangible assets, net	28,669	30,014
Other long-term assets	3,098	2,957
Goodwill	69,999	72,438

Total long-term assets	151,224	121,900

TOTAL ASSETS	228,714	222,428

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	4,878	6,517
Accrued expenses and other liabilities	23,824	21,248
Deferred revenue	10,009	9,928

Total current liabilities	38,711	37,693

LONG-TERM LIABILITIES:
Other long-term liabilities	1,175	1,712
Accrued severance pay	12,324	12,615

Total long-term liabilities	13,499	14,327

EQUITY	176,504	170,408

TOTAL LIABILITIES AND EQUITY	228,714	222,428

SAPIENS INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

U.S. Dollars in thousands

	For the Nine months ended
	30/09/2014	30/09/2013
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net profit	9,964	8,212
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,177	790
Amortization	5,397	4,970
Amortization of premium and accrued interest on marketable securities	(126)	-
Stock-based compensation related to options issued employees	841	699
Increase in trade receivables	(3,503)	(8,427)
Deferred tax assets	54	614
Increase in other operating assets	(492)	(1,044)
Increase (Decrease) in trade payables	(1,470)	2,986
Increase (Decrease) in Other operating liabilities	3,799	(465)
Increase in Deferred revenues	435	1,073
Severance pay	110	198

Net cash provided by operating activities	16,186	9,606

Cash flows from investing activities:
Purchase of property and equipment	(1,377)	(2,782)
Purchase of marketable securities	(34,623)	-
Proceeds from sales of marketable securities	1,014	-
Payments for business acquisition, net of cash acquired	(2,064)	-
Increase in capitalized software development costs	(4,538)	(3,938)
Decrease in Restricted Cash	538	225
Net cash used in investing activities	(41,050)	(6,495)

Cash flows from financing activities:
Distribution of dividend	-	(5,795)
Proceeds from employee stock options exercised	1,508	1,574
Net cash provided by (used in) financing activities	1,508	(4,221)

Effect of exchange rate changes on cash and cash equivalents	(1,832)	171

Decrease in cash and cash equivalents	(25,188)	(939)
Cash and cash equivalents at the beginning of period	70,313	29,050

Cash and cash equivalents at the end of period	45,125	28,111